Mail Stop 3628

August 19, 2005

Via U.S. Mail and facsimile to (212) 225-3999
Colin Longhurst, Managing Director
De Rigo Holding B.V.
450 Herengracht
1017 C.A. Amsterdam, the Netherlands

Re:	De Rigo S.p.A.
      Schedule 13E-3/TO-T filed by DR 3 S.r.l., Ennio De Rigo,
           Walter De Rigo and De Rigo Holding B.V.
      Filed August 4, 2005
      File No. 05-48824

Dear Mr. Longhurst:

      We have the following comments on the above referenced filing.
Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule TO/13E-3

General
1. While the offer is being made for all ADSs and ordinary shares of
De Rigo S.p.A., we note that the offer is not being made in Italy. Please advise us as to what consideration was given to the requirements of Rule 13e-4(f)(8)(i).
2. We believe the following individuals and entities may be affiliates engaged in the going private transaction:
* Maurizo Dessolis;
* Massimo De Rigo;
* Colin Longhurst; and
* Deutsche International Trust Company.
As affiliates engaged in the transaction, each party must comply with
the disclosure, dissemination and filing requirements of Rule 13e-
3
and Schedule 13E-3.  Please revise or advise.
3. To the extent that other members of the board of directors and management of the company will own equity in the Company both before and after the Offer, analyze whether such persons also need to be included as filing persons. If you decide they don`t please explain why supplementally.
4. Please revise to specifically incorporate by reference into the Schedule T0/13E-3 the information required by Item 1010(a) of Regulation M-A for De Rigo, including a reconciliation to U.S. GAAP.
See Item 13 of Schedule 13E-3. We note that you have incorporated the financial information included in Item 18 of De Rigo`s 2004 Form
20-F in the offer document. Further, please advise of the basis for your belief that pro forma financial information pursuant to subsection (b) of Item 1010 is material.
5. Instruction 1 to Item 13 of Schedule 13E-3 requires that if summarized financial information is prepared on the basis of a comprehensive body of accounting principles other than U.S. GAAP, the summarized financial information must be accompanied by a reconciliation. It is unclear whether the summarized financial data provided in the offer document provides a reconciliation, please advise or revise to provide.
6. Please provide a brief description of the accounting treatment of this transaction. See Item 1004(a)(1)(xi) of Regulation M-A.

Offer to Purchase

Important
7. Either delete or provide an analysis supporting your reference to
Treasury Department Circular 230. In your analysis, please address why you believe your disclosure constitutes a "covered opinion." First, the disclosure is being made by the filing persons, none of whom, presumably, fall within the definition of "tax advisor" for purposes of the Circular. Second, it appears that 31 CFR Part 10, Sec. 10.35(b)(2)(ii)(B)(3) specifically carves out written advice included in document required to be filed with the Securities and Exchange Commission.

Summary Term Sheet, page 1

General

8. It appears that your "Summary Term Sheet" predominantly addresses the tender offer. Please revise this section to provide balanced disclosure to equally provide the most material terms of the 13E-3 transaction, as well as the most material terms of the tender offer.
For example, your "Summary Term Sheet" should provide a statement as to each filing person`s belief as it relates to the fairness of the transaction. Also, more clearly disclose the parties involved in this transaction. For example, revise to more prominently identify the filing persons engaged in this transaction and their interests.
In this regard, you should identify the executive officers and directors of De Rigo that are in engaged in this transaction and explain that they are affiliates of De Rigo. Also, revise to summarize the interests of the filing persons, including De Rigo`s executive officers and directors that are engaged in this Offer. This disclosure should be presented individually and in the aggregate, and it should emphasize any interests that differ from the unaffiliated security holders.

Forward-looking Statements, page 7
9. The offer states that the filings persons are " under no obligation, and expressly disclaim any intention or obligation, to update or alter any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law" Although you disclose that you intend to comply with applicable law, this disclosure appears to be inconsistent with your obligation under Rules 13e-4(c)(3) and 13e-4(e)(3) to amend the Schedule to reflect a material change in the information previously disclosed. Please confirm your understanding.

Special Factors, page 8

Purpose of and Reasons for the Offer, page 8
10. Please expand your disclosure to explain whether the board, other than the members engaged in this Offer, contemplated taking the company private. Did the board consider making a tender offer? Did the board consider any other means of taking the company private? For example, is a reverse stock split a viable option under Italian corporate law? To the extent that going private was an idea exclusive to Messrs. Ennio De Rigo and Walter De Rigo and other filing persons, please disclose.
11. We note that this offer "represented the most efficient means of acquiring the outstanding ordinary shares and ADSs for cash." Although we understand that Italian corporate law does not provide the means for a cash merger to compel security holders to sell their securities, please explain whether you considered any alternative means to take the company private, including for example, open market purchases. See Item 1013(b) of Regulation M-A. For example, did the filing persons consider any less speculative offer types in which the procurement of the remaining shares would be more certain?
12. Revise to more clearly disclose the reasons for engaging in the transaction at this time. See Item 1013(c) of Regulation M-A. It appears that the reasons for going private have existed for several years. In this regard, you disclose that the public markets have "never appreciated De Rigo`s business model and strategy and have undervalued the ADSs." Why have you chosen now to undertake this tender offer?
13. We note that you will cause De Rigo to apply to delist the ADSs from the NYSE following the consummation of this offer. Please disclose whether you plan to do this regardless of how many shares are tendered. Are there any currently unfulfilled requirements that must be met prior to the submission of your application to delist the
ADSs?
14. You "intend, if necessary qualifications are met, to cause De Rigo to deregister the ADSs under the Exchange Act." Please disclose the "necessary qualifications" and clearly explain which qualifications have yet to be met. In this regard, you should quantify the number of record holders of De Rigo prior to the offer and disclose how many record holders must participate in the offer to cause the number of record security holders to drop below 300. Also, disclose any discrepancy between the number of record holders and the number of beneficial holders.

Positions of DR 3, De Rigo Holding and the De Rigo Brothers
Regarding
Fairness of the Offer, page 9
15. While we note the affiliates listed in the heading of this section, please revise the discussion to clarify who is making the fairness determination described.
16. Please explain how the filing persons derived the $8.75 Offer price. To the extent that you relied upon a specific valuation methodology, please disclose. Also, you should explain whether you considered any financial projections or relied on any particular assumptions in determining the Offer price.
17. Because this transaction affects subsets of unaffiliated stockholders differently, Rule 13e-3 requires a separate fairness determination for each group of unaffiliated stockholders. See Question & Answer No. 19 in Exchange Act Release No. 17719 (April 13,
1981). Please expand to address why each filing person believes this transaction is fair to those unaffiliated stockholders who will participate in the tender offer, as well as those who will remain security holders.
18. Did the filing persons consider any negative factors in assessing the fairness of the transaction to the unaffiliated stockholders, including those who determine to tender and those who do not?
19. We refer you to the discussion of "certain characteristics of the public markets for the ADSs" following the third bullet point on page
10. To better illustrate why your disclosure supports each filing person`s fairness determination, please revise to quantify the decline in the average price for ADSs since De Rigo`s original listing. Also, quantify the decline in De Rigo`s total market capitalization and explain the basis for your belief that the referenced factors are not likely to improve in the near future.

20. We note that you have not made any determination regarding the "going concern" value of De Rigo. Although we understand that security holders will not likely have an opportunity to dispose of their securities in a transaction in which De Rigo is sold as a going concern at a price other than that available in the open market, explain why you believe that "going concern value" is not a viable method of determining the value of De Rigo`s securities for the purposes of this transaction. Explain why these this valuation method is not indicative of the value of the company and was not considered when determining that this transaction is fair to De Rigo`s unaffiliated security holders. To the extent that the "going concern" value of the company is greater than the price being offer by the filing persons, please explain why you continue to believe that transaction is fair.

Certain Effects of the Offer, page 12
21. Please expand this section to specifically disclose the positive and negative effects of this transaction on your affiliated and unaffiliated security holders, including those that tender and those that will remain security holders following the Offer. See Item 1013(d) of Regulation M-A.
The Tender Offer, page 16

5.  Certain Tax Consequences of the Offer, page 22
22. Please revise to disclose here and throughout your document that you have described the material, as opposed to "certain," tax consequences of the offer.
8. Certain Information Concerning De Rigo, page 26
23. We note that you disclose financial projections through 2007 prepared by De Rigo`s management. Please confirm in your response letter that these were the only non-public financial forecasts or projections exchanged. If they were not, include all of such projected information in the Offer materials, or provide your supplemental analysis as to why disclosure of additional exchanged projections is not required.
24. Please expand the disclosure in this section to describe all material assumptions underlying the projections disclosed (and any others you include as a result of the last comment above).
25. It does not appear that projections included in this section have been prepared in accordance with GAAP. As a result, advise us what consideration you have given to whether the projections you have disclosed require additional disclosure pursuant to Rule 100(a) of Regulation G. To the extent that you disclose additional projections in response to our comments above, provide the same analysis as to those figures. We may have additional comments after we review your response.

26. We refer you to the disclosure that neither you nor De Rigo "intend to make publicly available any update or other revisions to any of the projections to reflect circumstances existing after the date of preparation of the projections or the occurrence of unanticipated events, even if experience or future changes in assumed conditions make it clear that the projections are inaccurate." Please be advised that you have an obligation to update if there is a material change to the information contained in your offer document pursuant to Rule 14d-4(d)(1) and 14d-9(c). While we understand that the projections were prepared by De Rigo, to the extent that you become aware that the projections or the material assumptions underlying them have materially changed, we believe you have an obligation to revise the offer materials to inform security holders of this fact. Please revise accordingly.

10,  Source and Amount of Funds, page 33
27. You disclose that you will draw down from a credit facility to purchase shares in addition to using contributions and shareholder loans from De Rigo Holdings. Please revise to disclose the affirmative and negative covenants under this credit facility. This disclosure should include any financial ratios that you must comply with under this credit facility and explain whether you are currently compliant with them. Also, revise to disclose the consequences if you are no longer in compliance with the covenants and restrictions at the expiration date.
11.  Certain Conditions of the Offer, page 33
28. The first paragraph under this heading states that the offer may be terminated "unless all required approvals under applicable U.S. or foreign laws or regulations have been obtained." Please expand to clarify what approvals are necessary.
29. While you may condition your tender offer on any number of conditions, those conditions must be clearly and specifically described in your offer materials and must be outside of your control. We are concerned that some of the listed offer conditions are so broadly drafted as to potentially render this offer illusory, and to make it impossible for a security holder to determine what events or occurrences will allow you to terminate it. Please generally revise to narrow your conditions, quantifying where possible. For example, but without limitation, condition (a) refers to "threatened" actions. A tender offer may only be subject to conditions that are drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied.
In
this regard, revise this and other conditions to remove the term "threatened," as it is unclear how these actions could be objectively determined.

Closing

       As appropriate, please amend your filing. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your amendment and responses to our comments.
	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from each filing persons acknowledging that:

* the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please direct any questions to me at (202) 551-3456. You may also contact me via facsimile at (202) 772-9203.

         	               						Very truly
yours,




	Jeffrey
B. Werbitt
								Attorney-Advisor
			Office of Mergers & Acquisitions

cc:	William A. Groll, Esquire
      Cleary Gottlieb Steen & Hamilton LLP
      55 Basinghall Street
EC2V 5EH London, England



Colin Longhurst, Managing Director
De Rigo Holding B.V.
August 19, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

         DIVISION OF
CORPORATION FINANCE